Exhibit 99.1

Titan America Announces First Quarter 2026 Results

Reaffirms Full Year 2026 Guidance
Completed Acquisition of the Keystone Cement Company
Norfolk, Virginia, May 5, 2026 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its first quarter 2026 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, is referred to herein as “Titan America.”

First-Quarter 2026 Highlights

•Revenue of $398.4 million, an increase of 1.5% compared to $392.4 million in Q1 2025
•Net Income of $33.0 million, compared to $33.4 million in Q1 2025
•Earnings per share of $0.18, compared to $0.19 in Q1 2025
•Adjusted EBITDA(1) of $82.5 million, an increase of 3.4% compared to $79.8 million in Q1 2025

“We delivered a solid performance in the quarter with year-over-year improvement in revenues, Adjusted EBITDA, operating cash flow and free cash flow, even as the macroeconomic backdrop introduced incremental uncertainty as the quarter progressed,” said Bill Zarkalis, President and CEO of Titan America. “Our operating performance reflects the benefits from our ongoing strategic initiatives and the agility of our teams to execute in a challenging market environment. Pricing across our product lines remained resilient, a reflection of the continued solid underlying demand fundamentals in our key markets and the strength of our market positions.”

Mr. Zarkalis continued, “As recently announced, we completed the acquisition of the Keystone Cement Company on May 1, 2026. This investment represents an important milestone in our growth strategy, and we are very pleased to welcome the Keystone team to the Titan America family. Keystone adds complementary domestic cement production capacity in the Mid-Atlantic region, expands our geographic reach, and is expected to accelerate topline growth and improve operating margins following realization of expected integration synergies.”
First Quarter 2026 Results (unaudited)

	Three Months Ended March 31
	2026	2025	$ Change	% Change
(all amounts in thousands of US$)
Revenue	$398,421	$392,438	$5,983	1.5%
Net Income	$33,018	$33,373	$(355)	(1.1)%
Adjusted EBITDA	$82,538	$79,797	$2,741	3.4%
Capital Expenditures	$31,860	$32,498	$(638)	(2.0)%

Revenues for the three months ended March 31, 2026 were $398.4 million, an increase of 1.5% compared to $392.4 million in the prior year quarter. Year-over year revenues were positively impacted by higher volumes in aggregates, fly ash, and concrete block, as well as increases in ready-mix concrete prices, partially offset by lower ready-mix concrete volumes and concrete block prices.
Net income for the three months ended March 31, 2026 was $33.0 million, compared to $33.4 million in the prior year quarter, while Adjusted EBITDA was $82.5 million, an increase of 3.4% compared to $79.8 million in the prior year period. The increase in Adjusted EBITDA was primarily driven by increased revenues and improved margins from operational excellence programs leading to lower operating costs. Net Income Margin and Adjusted EBITDA Margin in the three months ended March 31, 2026 were 8.3% and 20.7%, respectively, compared to 8.5% and 20.3%, respectively, in the same period of 2025.
Cash Flow and Capital Resources

For the three months ended March 31, 2026, cash flow provided by operating activities was $61.6 million and net capital expenditures were $31.9 million, resulting in free cash flow of $29.7 million.

As of March 31, 2026, Titan America had $228.2 million in cash and cash equivalents and $455.2 million total debt. Net debt was $227.0 million, representing a ratio of 0.58x trailing twelve-month Adjusted EBITDA.

Revenue and Adjusted EBITDA by Reportable Segment

	Revenue
	Three Months Ended March 31
	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$253,394	$253,241	0.1%
Mid-Atlantic	145,027	139,197	4.2%
Consolidated	$398,421	$392,438	1.5%

	Segment Adjusted EBITDA
	Three Months Ended March 31
	2026	2025	% Change
(all amounts in thousands of US$)
Florida	$72,575	$70,792	2.5%
Mid-Atlantic	$12,641	$10,902	16.0%

The Florida segment generated revenues of $253.4 million in the first quarter of 2026, compared to $253.2 million in the prior year quarter. The modest year-over-year increase was primarily attributable to higher aggregates volumes from increased production capacity and higher concrete block volumes from improved single-family residential demand in select regional markets, partially offset by slightly lower ready-mix concrete volumes. Segment Adjusted EBITDA for the quarter increased to $72.6 million, compared to $70.8 million in the prior year period, as the benefits from higher sales volumes and operating efficiencies more than offset the impact of higher energy costs and tariffs.

Despite winter weather disruptions, the Mid-Atlantic segment generated revenues of $145.0 million in the first quarter, compared to $139.2 million in the prior year quarter. The 4.2% year-over-year increase in revenue was driven by higher pricing associated with a larger proportion of value-added ready-mix concrete sales. Segment Adjusted EBITDA was $12.6 million, compared to $10.9 million in the prior year quarter, as the benefit of higher revenues and operating efficiencies was partially offset by tariffs and higher import costs.

2026 Outlook
Regarding Titan America’s outlook, President & CEO Bill Zarkalis stated, “With our first quarter results behind us and given current visibility into our end markets, we are reaffirming our full-year 2026 guidance. On a like-for-like basis, we continue to expect low single digit revenue growth compared to 2025, with modest expansion in our Adjusted EBITDA Margins. We believe investment in the residential sector may be stabilizing at current lower levels with the much anticipated residential sector inflection point being pushed into 2027. Our ongoing strategic investments, including the recently completed acquisition of Keystone, strong market positions, vertically-integrated business model, and the agility of our teams to navigate uncertainty and evolving market dynamics position us well for the future.”

Conference Call

Titan America will host a conference call at 8:00 a.m. ET on May 6, 2026. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https://www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days.
About Titan America SA
Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Keystone Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.
Forward-Looking Statements
This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the integration of the Keystone Cement Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These include the risks detailed in our 2025 Annual Report filed on Form 20-F on March 24, 2026, as well as a prolonged conflict in Iran negatively affecting infrastructure spending. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it.

Financial Measures (Non-IFRS)
In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the Ratio of Net Debt to Adjusted EBITDA. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define Net Income Margin as net income divided by revenue. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and short-term and long-term lease liabilities less cash and cash equivalents. We define the Ratio of Net Debt to Adjusted EBITDA as the ratio derived by dividing net debt by Adjusted EBITDA. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.
We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.
Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

(1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the Ratio of Net Debt to Adjusted EBITDA are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these non-IFRS measures and why we believe they are useful.

Condensed Consolidated Statements of Income (Unaudited)

(all amounts in thousands of US$ except for earnings per share)	Three Months Ended March 31
	2026	2025

Revenue	$398,421	$392,438
Cost of goods sold	(306,537)	(301,035)
Gross profit	91,884	91,403

Selling expense	(8,309)	(8,240)
General and administrative expense	(32,792)	(30,914)
Net impairment (loss)/gain on financial assets	(144)	280
Fair value loss on sale of accounts receivable, net	(1,046)	(963)
Other operating income, net	191	182
Operating income	49,784	51,748

Finance cost, net	(4,745)	(6,580)
Foreign exchange gain/(loss), net	8,008	(13,812)
Derivative financial instrument (loss)/gain, net	(8,782)	10,904
Other non-operating income	—	2,552
Income before income taxes	44,265	44,812
Income tax expense	(11,247)	(11,439)
Net income	$33,018	$33,373

Earnings per share of common stock:
Basic earnings per share	$0.18	$0.19
Diluted earnings per share	$0.18	$0.19
Weighted average number of common stock - basic	184,362,586	180,262,465
Weighted average number of common stock - diluted	184,511,964	180,262,465

Condensed Consolidated Balance Sheet (Unaudited)

	March 31,	December 31,
(all amounts in thousands of US$)	2026	2025
Current assets:
Cash and cash equivalents	$228,248	$211,750
Trade and other receivables, net	141,994	112,404
Inventories	222,102	226,414
Prepaid expenses and other current assets	17,124	18,051
Income taxes receivable	38,548	41,319
Derivatives and credit support payments	32	17
Total current assets	648,048	609,955

Noncurrent assets:
Property, plant, equipment and mineral deposits, net	937,433	930,012
Right-of-use assets	65,431	66,158
Other assets	8,992	9,139
Intangible assets, net	28,488	29,020
Goodwill	221,562	221,562
Derivatives and credit support payments	20,053	28,029
Total noncurrent assets	1,281,959	1,283,920
Total assets	$1,930,007	$1,893,875

Current liabilities:
Accounts and related party payables	$150,350	$144,681
Accrued expenses	29,507	22,122
Provisions	8,750	8,897
Income taxes payable	4,191	2,189
Short term borrowing, including accrued interest	5,869	5,387
Lease liabilities	10,741	11,168
Derivatives and credit support receipts	38	17
Other current liabilities	7,374	6,763
Total current liabilities	216,820	201,224

Non-current liabilities:
Long-term borrowings	382,107	390,438
Lease liabilities	56,519	55,420
Provisions	63,209	61,440
Deferred income tax liability	120,679	115,556
Derivatives and credit support receipts	22,423	28,300
Other noncurrent liabilities	6,898	7,431
Total noncurrent liabilities	651,835	658,585

Total liabilities	868,655	859,809

Stockholders’ equity	1,061,352	1,034,066

Total liabilities and stockholders’ equity	$1,930,007	$1,893,875

Condensed Consolidated Statements of Cash Flows (Unaudited)

(all amounts in thousands of US$)	Three Months Ended March 31
	2026	2025
Cash flows from operating activities
Income before income taxes	$44,265	$44,812
Adjustments for:
Depreciation, depletion and amortization	28,812	24,434
Gain on divestiture	—	(2,552)
Finance cost	6,547	7,432
Finance income	(1,801)	(852)
Foreign exchange (gain)/loss, net	(8,008)	13,812
Derivative financial instrument loss/(gain), net	8,782	(10,904)
Changes in net operating assets and liabilities	(10,060)	(29,641)
Other	(4,930)	(5,434)
Cash generated from operations before income taxes	63,607	41,107
Income taxes, net	(2,040)	(5,914)
Net cash provided by operating activities	61,567	35,193

Cash flows from investing activities
Investments in property, plant and equipment	(31,400)	(31,915)
Investments in intangible assets	(518)	(641)
Short term investments	(37)	—
Interest received	1,863	852
Proceeds from the sale of assets, net of disposition costs	58	58
Proceeds from sale of investment	—	5,368
Net cash used in investing activities	(30,034)	(26,278)

Cash flows from financing activities
Borrowings from affiliated party	233	9,691
Repayment of third party line of credit	—	(25,000)
Lease payments	(2,509)	(2,321)
Proceeds from IPO	—	144,000
Derivative credit support (payments)/receipts and settlements	(6,677)	7,028
Net payments under cash management line of credit	—	1,583
Interest paid	(6,082)	(3,602)
IPO Costs	—	(9,172)
Net cash (used in)/provided by financing activities	(15,035)	122,207

Net increase in cash and cash equivalents	16,498	131,122

Cash and cash equivalents at:
Beginning of period	211,750	12,124
Effects of exchange rate changes	—	—
End of period	$228,248	$143,246

Reconciliation of IFRS to Non-IFRS
Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin

	Three Months Ended		Twelve Months Ended
	March 31, 2026	March 31, 2025	March 31, 2026	December 31, 2025
(all amounts in thousands of US$)
Net income	$33,018	$33,373	$185,084	$185,439
Finance cost, net	4,745	6,580	20,726	22,561
Income tax expense	11,247	11,439	59,211	59,403
Depreciation, depletion and amortization	28,812	24,434	113,094	108,716
Loss/(gain) on disposal of fixed assets	51	(37)	84	(4)
Foreign exchange (gain)/loss, net	(8,008)	13,812	23,281	45,101
Derivative financial instrument loss/(gain), net	8,782	(10,904)	(22,155)	(41,841)
Fair value loss on sale of accounts receivable, net	1,046	963	4,095	4,012
Share-based compensation	1,642	774	4,660	3,792
IPO transaction costs	—	1,884	409	2,293
Acquisition related expenses	1,404	—	4,065	2,661
Other	(201)	(2,521)	(149)	(2,469)
Adjusted EBITDA	$82,538	$79,797	$392,405	$389,664

Revenue	$398,421	$392,438	$1,670,171	$1,664,188
Net Income Margin(1)	8.3%	8.5%	11.1%	11.1%
Adjusted EBITDA Margin(2)	20.7%	20.3%	23.5%	23.4%

(1)Net Income Margin is calculated as net income divided by revenues.
(2)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenues.

Reconciliation of Free Cash Flow

	Three Months Ended March 31
	2026	2025
(all amounts in thousands of US$)
Net cash provided by operating activities	$61,567	$35,193
Adjusted by:
Investments in property, plant and equipment	(31,400)	(31,915)
Investments in identifiable intangible assets	(518)	(641)
Proceeds from the sale of assets, net of disposition costs	58	58
Net Capital Expenditures	(31,860)	(32,498)
Free Cash Flow	$29,707	$2,695

Reconciliation of Net Debt

	As of
	March 31, 2026	December 31, 2025
(all amounts in thousands of US$)
Short-term borrowings, including accrued interest	$5,869	$5,387
Long-term borrowings	382,107	390,438
Short-term lease liabilities	10,741	11,168
Long-term lease liabilities	56,519	55,420
Total Debt	455,236	462,413
Less:
Cash and cash equivalents	(228,248)	(211,750)
Net Debt	$226,988	$250,663

Net Debt to Adjusted EBITDA

	As of
	March 31, 2026	December 31, 2025
(all amounts in thousands of US$)
IFRS:
Short-term borrowings, including accrued interest	$5,869	$5,387
Long-term borrowings	382,107	390,438
Short-term lease liabilities	10,741	11,168
Long-term lease liabilities	56,519	55,420
Total Debt	$455,236	$462,413
Trailing Twelve Months Net Income	$185,084	$185,439
Ratio of Total Debt to Net Income	2.46	2.49
Non-IFRS:
Net Debt	$226,988	$250,663
Trailing Twelve Months Adjusted EBITDA	$392,405	$389,664
Ratio of Net Debt to Adjusted EBITDA	0.58	0.64

Product Volumes and External Pricing

	Three Months Ended March 31
Volumes (in thousands) (1)(2)(3)	2026	2025	Change	% Change
Total cement volumes	1,283	1,295	(12)	(0.9)%
Cement consumed internally	(329)	(343)
External cement volumes	954	952	2	0.2%
Total aggregates volumes	2,092	2,056	36	1.8%
Aggregates consumed internally	(888)	(984)
External aggregates volumes	1,204	1,072	132	12.3%
External ready-mix concrete volumes	1,093	1,116	(23)	(2.1)%
External concrete block volumes	16,428	14,975	1,453	9.7%
Total fly ash volumes	151	135	16	11.9%
Fly ash consumed internally	(37)	(40)
External fly ash volumes	114	95	19	20.0%

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block product lines for use in the production process. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

(3) Aggregate volumes exclude by-products.

	Three Months Ended March 31
Average External Selling Price (1)	2026	2025	$ Change	% Change
Cement	$149.65	$149.53	$0.12	0.1%
Aggregates	$24.73	$24.89	$(0.16)	(0.6)%
Ready-mix concrete	$165.88	$163.41	$2.47	1.5%
Concrete block	$2.33	$2.38	$(0.05)	(2.1)%
Fly ash	$54.60	$55.96	$(1.36)	(2.4)%

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Segment Volume and Pricing Trends(1)(2)(3)

	Three Months Ended March 31, 2026 compared to March 31, 2025
	Florida		Mid-Atlantic
	% Change		% Change
	Volume	Average Price	Volume	Average Price
Cement	(0.3)%	(0.1)%	(1.8)%	0.8%
Aggregates	3.7%	3.6%	(18.6)%	(22.6)%
Ready-mix concrete	(3.7)%	(2.2)%	0.5%	8.1%
Concrete block	9.7%	(1.3)%	N/A	N/A
Fly ash	11.9%	(2.5)%	12.8%	(6.4)%

(1) Percent changes in volume include internal trading activity.
(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.
(3) Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Investor Relations
ir@titanamerica.com
757-901-4152
https://ir.titanamerica.com